UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On August 27, 2026, the Company announced its unaudited financial results for the first six-month period ended March 31, 2026. Unaudited financial statements and notes for the six months ended March 31, 2026, and the Operating and Financial Review and Prospects are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

On August 27, 2026, the Company issued a press release announcing its unaudited financial results for the six-month period ended March 31, 2026. A copy of the press release is attached as Exhibit 99.3 to this Form 6-K.

Exhibit Number	Description of Exhibit
99.1	Unaudited financial statements and notes for six months ended March 31, 2026
99.2	Operating and Financial Review and Prospects
99.3	Press Release dated August 27, 2026 titled “Youxin Reports Financial Results for the Six Months Ended March 31, 2026
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: On August 27, 2026	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer